

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

Paul Peter Tak, M.D., Ph.D.
President and Chief Executive Officer
Candel Therapeutics, Inc.
117 Kendrick Street, Suite 450
Needham, MA 02494

   Re: Candel Therapeutics, Inc.
    Registration Statement on Form S-3
    Filed August 5, 2022
    File No. 333-266605

Dear Dr. Tak:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Margaret Schwartz at 202-551-7153 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Finn Murphy, Esq.